EXHIBIT 99.1

Election to Equinor's board of directors

In a meeting on 6 June 2023 the corporate assembly of Equinor ASA (OSE:EQNR, NYSE:EQNR) re-elected all the shareholder-elected members of Equinor ASA’s board of directors.

The corporate assembly re-elected Jon Erik Reinhardsen as chair and Anne Drinkwater as deputy chair of the board in addition to re-election of Rebekka Glasser Herlofsen, Jonathan Lewis, Finn Bjørn Ruyter, Tove Andersen and Haakon Bruun-Hanssen as shareholder-elected members of Equinor’s board of directors.

The election of shareholder-elected members to the board of directors enters into effect from 1 July 2023 and is effective until the ordinary election of shareholder-elected members to the board of directors in 2024.

Furthermore, the corporate assembly re-elected Hilde Møllerstad, Per Martin Labråthen and Stig Lægreid as employee-elected members of Equinor’s board of directors. Anita Skaga Myking, Bjørn Palerud and Harald Wesenberg were elected as deputy members for the employee-elected board members.

The election of employee-elected members to the board of directors enters into effect from 1 July 2023 and is effective until the ordinary election of employee-elected members to the board of directors in 2025.

Contacts:

  Jarle Roth, chair of the nomination committee
  All enquiries to be directed through Equinor Corporate Press Office,
  Sissel Rinde, +47 412 60 584

This information is subject to the disclosure requirements pursuant to Section 5-12 of the Norwegian Securities Trading Act